

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 13, 2016

<u>Via E-mail</u>
Gregory S. Collett
Principal Executive Officer
World Currency Gold Trust
c/o WGC USA Asset Management Company, LLC
685 Third Avenue, 27th Floor
New York, NY 10017

> **Re: World Currency Gold Trust**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 30, 2016**
> **File No. 333-206640**

Dear Mr. Collett:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2016 letter.

General

1. We note your response to comment 1; however, we are unable to locate the referenced disclosure. Please revise to include the substance of your response or advise us as to where the disclosure is located.

2. We note the cross-reference to the financial information about Bank of America, contained in a risk factor on page 34. Please move this cross-reference to the description of the Gold Delivery Provider on pages 65-66. In addition, revise the disclosure surrounding the cross-reference to include the substance of your response to comment 2, which states that Bank of America Corporation will guarantee the payment obligation of Merrill Lynch International under the Gold Delivery Agreement.

Description of the Solactive GLD Long USD Gold Index

Determination of the Reference Currency Weights, page 49

3. We understand that the reference currency weights are based on determinations made by the Federal Reserve in 1978 and 1998. We also note your response to comment 3, indicating that the weightings are fixed. Please disclose whether the weights, while fixed, may be adjusted if the Federal Reserve were to change these determinations in the future.

The Spot Rate of Each Reference Currency…, page 49

4. We note your response to comment 5 but it appears you have not revised your disclosure as indicated. We note your disclosure on page 50 that a pre-defined spread set for each currency at each fix will be applied to the Trade Rate to calculate the opposite bid or offer. Please revise to clarify that the pre-defined standard spread is set to reflect liquidity at different times of day.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Richard F. Morris, Esq.
        Morgan, Lewis & Bockius LLP